FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                         Report of Foreign Registrants

                     Pursuant to Rule 13a-16 or 15d-16 of

                        Securities Exchange Act of 1934



                          GRANITE MORTGAGES 04-2 PLC
               (Translation of registrant 1's name into English)
                         Fifth Floor, 100 Wood Street,
                               London EC2V 7EX,
                                    England
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
               (Translation of registrant 2's name into English)
                                 69 Park Lane,
                               Croydon CR9 1TQ,
                                    England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
               (Translation of registrant 3's name into English)
                             22 Grenville Street,
                          St Helier, Jersey JE4 8PX,
                                Channel Islands
                        (Address of principal executive
                                   offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

     On May 26, 2004, Granite Mortgages 04-2 plc issued and sold certain notes under Registration Statement No. 333-113382. Certain master trust documents which have been amended and restated on or about September 22, 2004, the provisions of which apply to Granite Mortgages 04-2 plc, are annexed hereto as Annex A.



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

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                             GRANITE MORTGAGES 04-2 PLC


                                             By:  L.D.C. Securitisation
                                                  Director No. 1 Limited

                                             By:  /s/ Ian Bowden
                                                  ---------------------------
                                             Name:   Ian Bowden
                                             Title:  Director

Date: November 18, 2004


                                             GRANITE FINANCE FUNDING LIMITED


                                             By: /s/ Jonathan Rigby
                                                 -----------------------------
                                             Name:   Jonathan Rigby
                                             Title:  Director

Date: November 18, 2004

                                             GRANITE FINANCE TRUSTEES LIMITED


                                             By:  /s/ Daniel Le Blancq
                                                  ----------------------------
                                             Name:   Daniel Le Blancq
                                             Title:  Director

Date: November 18, 2004



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

                                    ANNEX A

                                 Exhibit index


Exhibit No.   Description of Exhibit                     Sequential Page Number
-----------   ----------------------                     ----------------------
4.3           Ninth Deed of Amendment to Mortgages Sale Agreement
              Ninth Amended and Restated Mortgages Sale Agreement
10.6.1        Ninth Deed of Amendment to Master Defenitions Schedule
              Ninth Amended and Restated Master Definitions Schedule




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